July 21, 2014

Via EDGAR

Ethan Horowitz
Branch Chief
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Marathon Oil Corporation
Form 10-K for Fiscal Year Ended
December 31, 2013
Filed February 28, 2014
Supplemental Response dated June 17, 2014
File No. 001-05153

Dear Mr. Horowitz:

Set forth below is the response from Marathon Oil Corporation ("Marathon Oil") to the comment from the Staff of the U.S. Securities and Exchange Commission, dated July 11, 2014, concerning Marathon Oil’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

For your convenience, we have repeated the comment prior to the response. The comment is highlighted in bold.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Supplementary Information on Oil and Gas Producing Activities, page 102

Estimated Quantities of Proved Oil and Gas Reserves, page 102

Comment 1
We note your response for comment 6 in our letter dated June 4, 2014. The disclosure referred to in your response does not appear to be sufficient to meet the requirements outlined in FASB ASC 932-235-50-5. Please revise your disclosure of changes in proved reserve quantities within the notes to your consolidated financial statements to include an explanation of significant changes that occurred during the periods presented.

Response
We acknowledge the Staff's comment and have set forth below a sample revised disclosure explaining the significant changes in proved reserves quantities for the years 2011, 2012 and 2013:

2011: The proved reserves increase was primarily attributable to purchases of reserves in place in the U.S. due to the Eagle Ford acquisitions of 109 million barrels of oil equivalent ("mmboe") and extensions, discoveries and other additions of 48 mmboe through additional lease portions at the Jackpine mine in Canada.
2012: The U.S. made the largest contribution to proved reserves increases, including 70 mmboe in purchases of reserves in place due to acquisitions in the Eagle Ford and 209 mmboe in extensions, discoveries and other additions due to drilling programs within our shale plays. In addition, we added 45 mmboe in revisions of previous estimates in Canada due to technical analyses and a royalty change related to lower price realizations.
2013: The U.S. proved reserves increases from extensions, discoveries and other additions of 164 mmboe and revisions of previous estimates of 45 mmboe were the result of drilling programs in our shale plays. Revisions of previous estimates increased proved reserves by 33 mmboe in Europe due to better than expected performance in Norway and by 36 mmboe in Canada primarily due to price and cost changes.
In future filings with the Commission, beginning with Marathon Oil’s Annual Report on Form 10-K for the fiscal year ending December 31, 2014, we will provide appropriate explanation of significant changes in proved reserves for the periods presented as required by FASB ASC Paragraph 932-235-50-5. This disclosure will be included in Item 8. Financial Statements and Supplementary Data -- Supplementary Information on Oil and Gas Producing Activities following the table of Estimated Quantities of Proved Oil and Gas Reserves.
We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call the undersigned at 713-629-6600 if you have any questions regarding this letter. In addition, we request that you advise us when the Staff has completed its review of the filing which was the subject of the Staff’s comments.

Very truly yours,

/s/ John R. Sult

John R. Sult Executive Vice President and Chief Financial Officer